Sharp Performance, Inc.

12 Fox Run

Sherman, CT 06784

August 24, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Sharp Performance, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed August 20, 2012
File No. 333-162072

Ladies and Gentlemen:

On behalf of Sharp Performance, Inc., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 5 to the captioned Registration Statement on Form S-1, No. 333-162072 (the “Amendment”), for the registration of 38,500 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the Commission by letter, dated August 24, 2012.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

General

1.

We note your response to comment 2 in our letter dated August 14, 2012, however the revisions are not responsive to that comment. Please move the paragraph beginning “The information in this Prospectus is not complete” and the “Subject to Completion” date from their current location on the front cover of the registration statement to page 3, which is the outside front cover of the prospectus. The above referenced language should be moved so it appears somewhere after the title “Preliminary Prospectus.”

Response:   We agree with the comment by the Staff.  We have moved this paragraph to the outside front cover of the Registration Statement.

Exhibit 5.1

2.

We note your response to comment 12 in our letter dated August 14, 2012. Please revise the third numbered opinion to remove as inappropriate the qualifier “when sold,” as the shares covered by the registration statement already are issued and outstanding.

Response:  We agree with the comment by the Staff.  Legal Counsel has changed its opinion to conform with the comment.

*  *  *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/  Robert J Sharp

Robert J Sharp

Chief Executive Officer

Principal Financial Officer

Principal Accounting Officer

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